

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Mark Long
Co-Chief Executive Officer and Chief Financial Officer
Prime Impact Acquisition I
123 E San Carlos Street, Suite 12
San Jose, California 95112

   Re: Prime Impact Acquisition I
     Registration Statement on Form S-1
     Filed August 12, 2020
     File No. 333-245043

Dear Mr. Long:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 12, 2020

Financial Statements
Notes to Financial Statements
Note 1. Description of Organization, Business Operations and Basis of Presentation, page F-7

1. We note from the second paragraph that "the company has minimal activities from July 21, 2020 (inception) through June 30, 2020." As June 30, 2020 precedes the date of inception, please revise to reflect the correct date through which you have had minimal activities.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing